UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS RECORD NET INCOME OF US$86.1 MILLION FOR THE FIRST QUARTER OF 2007

Santiago, Chile, April 24, 2007 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the first quarter ended March 31, 2007. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•

LAN reported net income of US$86.1 million for the first quarter of 2007, an 87.3% increase as compared to net income of US$46.0 million in the first quarter of 2006, excluding extraordinary items. (During the first quarter of 2006 the Company reported a one-time after tax non-operating gain of US$33.7 million).

•

The Company reported operating income of US$123.5 million for the first quarter 2007 compared to US$68.7 million for the first quarter of 2006, increasing its operating margin from 9.4% to 14.9%. This increase was the result of a 14.2% increase in revenue, which outpaced a 7.3% increase in operating costs.

•

Total revenues for the first quarter of 2007 reached US$831.3 million compared to US$728.2 million in the first quarter of 2006, due mainly to a 23.0% increase in passenger revenues, while cargo revenues increased 0.1% and other revenues increased 6.3%. Passenger and cargo revenues accounted for 65% and 31% of total revenues, respectively during the first quarter of 2007. Revenue growth in the passenger business can be attributed largely to the expansion of LAN’s international operations, both regional and long haul.

•

In March 2007, LAN initiated the commercial launch of its new business model for short-haul operations on all domestic routes within Chile, with new fare structures that have resulted in discounts of up to 30% on the lowest fares. These flights began on April 9, 2007, and have shown increases in demand of approximately 60% on average for all domestic destinations. In addition, during the quarter, the domestic passenger business achieved significant efficiencies resulting from longer flight legs, a larger Airbus fleet and lower distribution costs as a result of the reduction in commissions to agents. LAN’s new business model for short-haul operations is also being implemented on domestic operations in Peru and Argentina, as well as certain regional routes.

•

During the quarter, LAN continued planning the expansion of its fleet. To support the growth of its short-haul operations, the Company completed fleet orders for a total of 15 Airbus A320 family aircraft to be received in 2010-2011. To enhance the development of its cargo business, LAN will potentially incorporate four Boeing 777 freighter aircraft into its dedicated cargo fleet in 2009-2011. In addition, for long-haul passenger operations, LAN will potentially lease three additional Airbus 340 passenger aircraft in 2008.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

•

On April 5, 2007, LAN’s shareholders approved a capital increase of 22,090,910 common shares. It was also approved that 10% of this issuance will be designated for the implementation of a stock option plan for Company employees.

•

On April 9, 2007, Fitch Ratings upgraded LAN’s foreign currency rating to 'BBB' from 'BBB-', with rating outlook ‘Stable’. This confirms the Company’s solid financial situation and its position as one of the few investment grade rated airlines in the world.

•

On March 26 2007, LAN became the first Chilean company to successfully meet the requirements of Section 404 of the Sarbanes-Oxley Act related to internal controls over the Company’s consolidated financial statements. The Company’s 2006 Financial Statements filed with the SEC include the required certification from LAN’s independent auditors, stating that the controls supporting these financial statements were effective in all material aspects.

•

On April 1, 2007, LAN Argentina and LAN Ecuador became members of the oneworld alliance. With this, all the airlines that are part of the LAN alliance are members of this prestigious group, underlining the Company’s ongoing commitment to excellent service and the highest international safety standards.

Management Comments on the First Quarter of 2007 Results

LAN reported a net income of $86.1 million for the first quarter of 2007. This result reflects a strong operating performance, with significant margin improvements resulting mainly from higher revenues per ASK in the passenger business as well as from a lower cost per ATK, in each case as compared to the first quarter of 2006. While total revenues increased 14.2% during the quarter, the operating margin improved from 9.4% to 14.9%. This represents a major accomplishment for the Company as revenue growth surpassed the 11.2% expansion in operations, as measured in system ATKs. The Company also benefited from an estimated US$5.3 million in lower fuel costs as a result of decreases in the price of jet fuel, partly offset by a US$4.5 million fuel hedging loss.

Passenger revenues grew 23.0% during the quarter, due mainly to a 21.2% expansion in capacity as well as a 1.5% improvement in revenues per ASK. The latter resulted from an increase in load factors from 74.9% to 78.2%, partly offset by a 2.8% decrease in yields during the quarter. During the first quarter, the Company managed its capacity in order to respond to demand growth and market opportunities. As a consequence, capacity increased on all of LAN’s routes, except on segments to the Caribbean, with the largest capacity increases on regional routes. Capacity also increased in all of the Company’s domestic markets, namely Chile, Peru and Argentina. During the quarter, yields decreased, mainly as a result of decreases on certain regional and domestic routes, as well as lower fuel surcharges resulting from lower WTI prices as compared to the first quarter of 2006.

LAN’s strategy in the cargo business seeks to rationalize its capacity expansion by focusing on the most profitable routes, as well as optimizing its fleet by replacing less efficient ACMI leases with its own Boeing 767 freighters. The implementation of this strategy during the first quarter of 2007 resulted in limited capacity expansion and revenue growth, while at the same time achieving significant profitability improvements. Margins in the cargo business contributed significantly to LAN’s consolidated margin expansion during this quarter.

During the first quarter of 2007, cargo revenues rose 0.1% as capacity rose 2.2% and unit cargo revenues decreased 2.0%. Lower revenues per ATK resulted mainly from a 2.3% decrease in yields, partly offset by an increase in load factors from 64.2% to 64.4%. Slower capacity growth was in line with the abovementioned strategy, as additional capacity on LAN’s passenger and freighter aircraft replaced wet leases and allotment capacity on passenger aircraft of other carriers. Furthermore, cargo traffic during the first quarter was affected by a delay in the initiation of the seed export season, a seasonal product which was accounted for in early March in 2006 and in late March in 2007, affecting traffic figures and cargo yields.

Operating expenses rose 7.3% compared to the first quarter of 2006 as capacity increased 11.2%. This led to a 2.8% decrease in total cost per ATK (which include net financial expenses). Excluding the impact of lower fuel prices, which generated US$5.3 million in lower fuel costs for the quarter, unit costs decreased 2.4%. Excluding fuel costs, unit costs decreased mainly as a result of a change in the commission structure of the cargo business, lower fleet costs resulting from lower aircraft rentals and ACMI leases, and decreased expenses in wages and benefits. These factors were partially offset by higher airport and handling fees and increased passenger services expenses as a result of an increase in the number of passengers transported.

The Company recorded a US$19.7 million non-operating loss in the first quarter of 2007 compared to a US$28.2 million gain in the first quarter of 2006. Non-operating income in the first quarter of 2006 was mainly impacted by a US$40.3 million pre-tax one time gain resulting from a change in the Company’s accounting policy for aircraft maintenance. In addition, the non-operating loss in the first quarter of 2007 was mainly the result of higher interest expenses due to higher debt related to fleet financing, as well as a US$4.5 million fuel hedging loss, as compared to a US$2.9 million fuel hedging loss in the first quarter of 2006. LAN has hedged approximately 28% of its fuel requirements for the second and third quarters of 2007 and 29% for the fourth quarter of 2007.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the quarter LAN had US$291 million in cash, cash equivalents and committed credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

During the quarter, LAN continued with its retrofit program to reconfigure all its Boeing 767 passenger aircraft with its new Premium Business Class and upgraded Economy Class. As of March 31, 2007, eight of LAN’s 20 Boeing 767 passenger aircraft had this new configuration.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

	1Q07	1Q06	%Chg

Revenues	831.3	728.2	14.2%
Operating Expenses	(707.8)	(659.5)	7.3%

Operating Income	123.5	68.7	79.8%

Depreciation and Amortization	36.7	28.8	27.5%

EBITDA	160.2	97.5	64.3%
EBITDA Margin	19.3%	13.4%

Aircraft Rentals	37.9	39.0	-2.8%

EBITDAR	198.1	136.5	45.1%
EBITDAR Margin	23.8%	18.7%

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New Business Model for Domestic/Regional Operations

In March 2007, LAN initiated the commercial launch of its new business model for short-haul operations on all domestic routes within Chile, with new fare structures that have resulted in discounts of up to 30% on the lowest fares. These flights began on April 9, 2007, and have shown increases in demand of approximately 60% on average for all domestic destinations. In addition, during the quarter the domestic passenger business achieved significant efficiencies resulting from longer flight legs, a larger Airbus fleet and lower distribution costs as a result of the reduction in commissions to agents. LAN’s new business model for short-haul operations is also being implemented on domestic operations in Peru and Argentina, as well as certain regional routes.

Capital Increase

On April 5, 2007, LAN’s Extraordinary Shareholders Meeting approved a share issuance of 22,090,910 common shares, amounting to 6.9% of the Company’s current capital on a fully diluted basis.  Furthermore, as approved at the Shareholders Meeting, 10% of this issuance will be designated for the implementation of a stock option plan for Company employees, under conditions to be defined by the Company’s Board of Directors.

Fleet Plan

During the quarter, LAN continued planning the expansion of its fleet. To support the growth of its short-haul operations, the Company completed fleet orders for a total of 15 Airbus A320 family aircraft to be received in 2010-2011, in addition to the 24 already on order. For the development of its long-haul passenger fleet, LAN has orders for 11 Boeing 767 passenger aircraft to be received between 2007 and 2009. The Company also plans to lease four Airbus A340 passenger aircraft in 2007-2008. Furthermore, to enhance the development of its cargo business, LAN will potentially incorporate four Boeing 777 freighter aircraft into its dedicated cargo fleet in 2009-2011. LAN’s complete fleet plan and associated capital expenditures are shown in the table below.

Outlook

The actions mentioned under “Recent Events” above are part of a broad set of initiatives aimed at reinforcing LAN’s future performance. The Company’s strong first quarter operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable LAN to consolidate its position as Latin America’s leading international carrier.

LAN has embarked on a very significant fleet expansion program, which includes the delivery of a total of 11 passenger aircraft in 2007 and 25 in 2008. In addition to more aircraft, ASK growth will be enhanced as a result of increased aircraft utilization and, to a lesser extent, the densification of its current fleet.

Consolidated First Quarter Results

Net income for the first quarter of 2007 amounted to US$86.1 million compared to US$79.7 million for the same period of 2006, increasing 8.1%. Excluding extraordinary items that amounted to US$33.7 million during the first quarter of 2006, net income grew 87.3%. Excluding extraordinary items, net margin for the quarter increased from 6.3% in 2006 to 10.4% in 2007.

Operating income amounted to US$123.5 million in the first quarter of 2007 as compared to US$68.7 million in the first quarter of 2006. Operating margin for the quarter increased from 9.4% to 14.9%.

Total operating revenues grew 14.2% compared to the first quarter of 2006, reaching US$831.3 million. This reflected a:

•	23.0% increase in passenger revenues to US$537.4 million,
•	0.1% increase in cargo revenues to US$255.3 million, and a
•	6.3% increase in other revenues to US$38.6 million.

Passenger and cargo revenues accounted for 65% and 31% of total revenues for the quarter, respectively.

Passenger revenues grew driven by a 26.5% increase in traffic, partly offset by a 2.8% decrease in yields. Load factors increased from 74.9% to 78.2% as traffic outgrew the 21.2% increase in capacity. Overall, revenues per ASK increased 1.5%. Traffic grew as a result of a 10.6% increase in Chilean domestic traffic and a 29.3% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during the quarter. Yields decreased 2.8% mainly due to lower fuel surcharges resulting from lower WTI prices as compared to the first quarter of 2006, as well as fare decreases on regional and domestic routes related with the new business model for short-haul operations.

Cargo revenues remained almost flat due to a 2.5% increase in traffic, offset by a 2.3% yield decrease. Yields decreased primarily due to the delay in the initiation of the seed exports season, a product that seasonally occurs in March and that has relatively high yields, as well as to lower fuel surcharges. Traffic growth slightly exceeded a 2.2% capacity increase. As a consequence, load factors increased from 64.2% to 64.4%. Revenues per ATK decreased 2.0% as compared to the first quarter of 2006.

Other revenues increased 6.3%, mainly driven by increased handling and aircraft rental revenues.

Total operating expenses increased 7.3% during the quarter while capacity, as measured in system ATKs, increased 11.2%. As a consequence, unit (ATK) costs decreased 2.8%. Lower jet fuel prices during the quarter led to approximately US$5.3 million in lower fuel costs. Excluding fuel, unit costs decreased 2.4%. Changes in operating expenses were driven by:

•

Wages and benefits increased 6.9%, driven by the expansion in the Company’s operations and increases in the variable portion of employee wages, offset in part by lower headcount and the impact of a weaker Chilean peso on local Peso-denominated wages.

•	Fuel costs increased 7.0% as a 9.9% increase in consumption was offset by a 2.7% decrease in prices as well as by fuel efficiencies resulting from a newer fleet.
•

Commissions to agents decreased 4.9% due to a 14.6% increase in traffic revenues (passenger and cargo) which was offset by a 2.5 point reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business.

•	Depreciation and amortization increased 27.5%, mainly due to the incorporation during 2006 of five new Boeing 767 aircraft and eight new Airbus A319 aircraft.
•

Other rental and landing fees increased 5.1%, mainly as the impact of increased operations on landing fees and handling expenses were offset by lower variable aircraft rentals as a result of lower ACMI leases in the cargo business, as well as the termination of certain cargo allotment agreements.

•	Passenger service expenses increased 22.2%, driven by the 26.2% increase in the number of passengers transported during the quarter, partially offset by changes in the passenger and route mix.
•	Aircraft rentals decreased 2.8% mainly due to a decrease in the average number of leased aircraft.
•	Maintenance expenses increased 19.9% mainly as a result of the expansion in operations, a larger fleet and the increased utilization of the fleet.
•	Other operating expenses increased 16.8% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program, “LanPass”.

Non-operating results for the first quarter of 2007 amounted to a US$19.7 million loss compared to a US$28.2 million gain in the first quarter of 2006.

•	Interest income increased 21.9% due to higher average cash balances.

•	Interest expenses increased 47.9% due to increased average long-term debt related with fleet financing.
•

In the other income-net item, the Company recorded a US$4.4 million loss compared to a US$38.2 million gain in 2006. In the first quarter of 2006 this item included a US$40.3 million pre-tax one-time gain related to the change in the Company’s aircraft maintenance accounting policy. The Company recorded a fuel hedging loss of US$4.5 million in the first quarter of 2007 (compared to a US$2.9 million loss in the first quarter of 2006), as well as a US$0.6 million foreign-exchange gain (compared to a US$0.2 million gain in the first quarter of 2006).

******

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 52 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 68 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Note: The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for porpuses of the Consolidated Statement of Cash Flows. Securities with original maturities of more than three months are not considerated as cash equivalents, and amounted to US$87.9 million as of June 30, 2005, US$26.0 million as of June 30, 2006, US$83.7 million as of September 30, 2005, and US$22.8 million as of September 30, 2006, to US$48.0 million as of December 31, 2005, and to US$20.4 million as of December 31, 2006,.US$30.7 million as of March 31, 2006, and US$15.5 million as of March 31, 2007

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)

	As of March 31,	
	2007	**2006**
ASSETS		
CURRENT ASSETS		
Cash	7,760	9,310
Time deposits	68,754	13,342
Marketable securities	83,210	105,482
Accounts and notes receivable -trade and other	392,345	356,749
Accounts and notes receivable from related companies	6,460	926
Inventories	53,515	40,709
Prepaid and recoverable taxes	38,244	24,187
Prepaid expenses	23,257	22,640
Deferred income tax assets	7,974	5,193
Other current assets	23,978	18,493
Total current assets	705,497	597,031
PROPERTY AND EQUIPMENT (net)		
Aircraft	1,602,377	1,060,306
Other	262,865	239,802
Total property and equipment	1,865,242	1,300,108
OTHER ASSETS		
Investments	3,393	3,546
Goodwill	42,615	43,921
Notes and accounts receivable from related companies	78	4,365
Long-term accounts receivable	5,276	10,788
Long-term deferred taxes	0	0
Deposits and others	338,130	202,229
Total other assets	389,492	264,849
Total assets	2,960,231	2,161,988
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	28,960	13,978
Current portion of long-term loans from financial institutions	74,261	59,966
Current portion of long term leasing obligations	72,080	45,722
Dividends Payable	112	0
Accounts payable	253,997	210,641
Notes and accounts payable to related companies	74	40
Other creditors	0	552
Air traffic liability and others	229,183	156,212
Other current liabilities	155,783	117,637
Total current liabilities	814,450	604,748
LONG-TERM LIABILITIES		
Loans from financial institutions	927,569	585,743
Other creditors	523	16,830
Provisions	50,974	83,569
Notes and accounts payable to related companies	0	115
Air traffic liability	16,454	28,633
Deferred taxes	136,736	98,342
Obligations under capital leases	273,649	153,079
Other long-term liabilities	23,148	3,700
Total long-term liabilities	1,429,053	970,011
MINORITY INTEREST	4,319	4,861
SHAREHOLDERS' EQUITY		
Common stock	134,303	134,303
Reserves	2,620	2,620
Interim dividends	-115,850	-71,451
Retained earmings	691,336	516,896
Total shareholders´ equity	712,409	582,368
Total liabilities and shareholders´ equity	2,960,231	2,161,988

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: /s/ Alejandro de la Fuente Goic General Counsel